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FILE NO. 82-3311

December 12, 2002

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Publication of Merger (dated December 10, 2002)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 1/2/03

02 DEC 23 AM 11:52

FILE NO. 82-3311

(Translation)

December 10, 2002

Dear Shareholders:

Name of the Company:	Shiseido Company, Limited
Name and Position of the Representative:	Morio Ikeda President and Representative Director
(Code No. 4911; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Masato Hashikawa General Manager of IR Department (Tel. 03-3572-5111)

Publication of Merger

It is hereby notified that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on December 10, 2002, resolved to enter into a simplified merger with Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd. as of April 1, 2003, as described below:

Description

1. Purpose of Merger

By merging its wholly owed manufacturing subsidiaries, Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd., the Company will make uniform manufacturer' statements on their products and also further promote the build-up of a more flexible manufacturing system and the reform of its supply chain.

2. Summary of Merger

(1) Scheduling of Merger:

Meeting of the Board of Directors for approval of the merger agreement:	January 30, 2003
Execution of the merger agreement:	January 30, 2003
Date of the merger:	April 1, 2003
Registration of the merger:	April 1, 2003

(2) Method of merger:

A simplified merger by which Shiseido Company, Limited shall be a surviving company and Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd. shall be dissolved.

(3) Merger ratio, etc.:

The Company will merge its wholly owned subsidiaries. No new shares will be issued, no capital will be increased and no cash will be distributed upon merger.

3. Parties to Merger in Outline

(As of September 30, 2002)

(1) Trade name	Shiseido Company, Limited (Surviving company)	Osaka Shiseido Co., Ltd. (Merged company)	Shiseido Kako Co., Ltd. (Merged company)
(2) Contents of business	Manufacture and sales of cosmetics, etc.	Manufacture and sales of cosmetics	Manufacture and sales of cosmetics
(3) Date of Incorporation	June 24, 1927	December 1, 1948	December 15, 1939
(4) Location of head office	5-5, Ginza 7- chome, Chuo-ku, Tokyo	17-45, Komatsu 2-chome, Higashi-Yodogawa-ku, Osaka City, Osaka	16-1, Kaga 2 chome, Itabashi-ku, Tokyo
(5) Representative	Morio Ikeda President and Representative Director	Masami Hamaguchi President and Representative Director	Toshiro Nagaya President and Representative Director
(6) Stated capital	¥64,506 million	¥315 million	¥100 million
(7) Total number of issued shares	424,562,353 shares	6,300,000 shares	2,000,000 shares

(8) Stockholders' equity	¥346,086 million	¥22,870 million	¥7,159 million
(9) Total assets	¥488,643 million	¥32,916 million	¥10,029 million
(10) Date of closing of accounts	March 31 of each year	March 31 of each year	March 31 of each year
(11) Number of employees	2,904	443	180
(12) Main customers	(Purchase) Osaka Shiseido Co., Ltd. Shiseido Kako Co., Ltd. Shiseido Beautech Co., Ltd. (Sales) Shiseido Cosmetic Sales Co., Ltd. Shiseido Fitit Co., Ltd.	(Purchase) Kabushikikaisya Yoshino Kogyosho Yoshida Sangyo Co., Ltd. (Sales) Shiseido Company, Limited	(Purchase) Yoshida Sangyo Co., Ltd. DAIZO Corporation (Sales) Shiseido Company, Limited
(13) Principal shareholders and shareholding ratios	Mizuho Bank, Limited (4.05%) The Nippon Koa Fire & Marine Insurance Co., Ltd. (3.54%) Chuo Mitsui Trust and Banking Company, Limited (3.10%) The Asahi Mutual Life Insurance Company (2.84%) Shiseido Employee Stock Purchase Plan (2.75%)	Shiseido Company, Limited (100%)	Shiseido Company, Limited (100%)
(14) Main banks	Mizuho Bank, Limited The Bank of Tokyo-Mitsubishi, Ltd. Chuo Mitsui Trust and Banking Company, Limited The Mitsubishi Trust and Banking Corporation	The Daiwa Bank, Limited	Mizuho Bank, Limited

(15) Relationship between the parties	Capital	Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd. are 100% subsidiaries of Shiseido Company, Limited.
	Personnel	Three (3) Directors of Shiseido Company, Limited concurrently serve as Directors of Osaka Shiseido Co., Ltd. Two (2) Directors of Shiseido Company, Limited concurrently serve as Statutory Auditors of Osaka Shiseido Co., Ltd. Four (4) Directors of Shiseido Company, Limited concurrently serve as Directors of Shiseido Kako Co., Ltd. One (1) Director of Shiseido Company, Limited concurrently serves as Statutory Auditor of Shiseido Kako Co., Ltd.
	Transaction	There are transactions of cosmetics between Shiseido Company, Limited and Osaka Shiseido Co., Ltd. and Shiseido Kako Co., Ltd., respectively.

(16) Performances for the latest three years

	Shiseido Company Limited (Surviving company)		
Closing of accounts	2000 (from April 1, 1999 to March 31, 2000)	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)
Net sales (¥ million)	300,886	236,300	202,316
Operating income (¥ million)	25,116	20,911	18,441
Ordinary income (¥ million)	31,495	30,190	26,867
Net income (loss) (¥ million)	17,160	(16,331)	(19,196)
Net income (loss) per share (¥)	41.18	(38.57)	(46.07)
Annual dividend per share (¥)	16.00	16.00	16.00
Stockholders' equity per share (¥)	944.69	886.32	824.10

	Osaka Shiseido Co., Ltd. (Merged company)		
Closing of accounts	2000 (from April 1, 1999 to March 31, 2000)	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)
Net sales (¥ million)	31,811	30,246	26,333
Operating income (¥ million)	991	935	(160)
Ordinary income (¥ million)	1,625	1,573	383
Net income (loss) (¥ million)	860	(993)	(16)
Net income (loss) per share (¥)	136.60	(157.71)	(2.64)
Annual dividend per share (¥)	10.00	1,658.30	5.00
Stockholders' equity per share (¥)	5,380.28	3,623.34	3,547.90

	Shiseido Kako Co., Ltd. (Merged company)		
Closing of accounts	2000 (from April 1, 1999 to March 31, 2000)	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)
Net sales (¥ million)	12,612	10,248	10,682
Operating income (¥ million)	1,689	581	983
Ordinary income (¥ million)	1,811	634	1,049
Net income (loss) (¥ million)	1,014	(584)	496
Net income (loss) per share (¥)	507.21	(292.44)	248.39
Annual dividend per share (¥)	152.00	5,099.00	74.50
Stockholders' equity per share (¥)	8,882.86	3,435.08	3,566.14

4. Status after Merger

(1)	Trade name:	Shiseido Company, Limited
(2)	Contents of business:	Manufacture and sales of cosmetics, etc.
(3)	Location of head office:	5-5, Ginza 7-chome, Chuo-ku, Tokyo
(4)	Representative:	Morio Ikeda, President and Representative Director
(5)	Stated capital:	¥64,506 million (No capital will be increased upon merger.)
(6)	Total assets:	¥508,803 million (¥20,160 million) Note: The amount in the parentheses is the one expected to be increased upon merger.

(7)	Date of closing of accounts	March 31 of each year
(8)	Effect on business results:	The merger will have no significant effect on the non-consolidated business results of Shiseido Company, Limited. Its consolidated business results will scarcely be affected by the merger as the two merged companies have been its consolidated subsidiaries.

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